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                             VYTERIS HOLDINGS, INC.
                               13-01 POLLITT DRIVE
                           FAIR LAWN, NEW JERSEY 07410


March 3, 2005


VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Vyteris Holdings, Inc.
        Registration Statement on Form SB-2
        File No. 333-120435

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Vyteris Holdings, Inc., a Delaware corporation (the "Registrant"), hereby applies to withdraw its Registration Statement on Form SB-2 (Registration No. 333-120435), together with all exhibits and amendments thereto (the "Registration Statement").

The Registrant and Treasure Mountain Holdings, Inc. ("Treasure Mountain") jointly filed the Registration Statement on November 12, 2004. Thereafter, Treasure Mountain decided to abandon its plans to effect a reincorporation merger with the Registrant. Accordingly, the Registrant hereby requests the withdrawal of the Registration Statement. Treasure Mountain's Registration Statement on Form SB-2 (Registration No. 333-120411) is not intended to be impacted by this application.

None of the Registrant's securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing, please call Peter Ehrenberg at 973-597-2500. Thank you.

Very truly yours,

VYTERIS HOLDINGS, INC.


By:  /s/ Michael McGuinness
     -------------------------------------------
     Michael McGuinness, Chief Financial Officer

cc:   Peter H. Ehrenberg, Esq.
      Mr. Vernon Moore (via Facsimile)
      Mr. Hugh West (via Facsimile)
      Mr. Thomas Kluck (via Facsimile)
      Mr. John Reynolds (via Facsimile)